FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 16, 2011, and entitled “Orbotech Announces Fourth Quarter and Full Year Results for 2010 and 2011 Guidance”.

2.	Registrant’s Condensed Consolidated Balance Sheets at December 31, 2010.

3.	Registrant’s Condensed Consolidated Statements of Income for the Twelve Month and Three Month Periods ended December 31, 2010.

4.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations for the Twelve Month and Three Month Periods ended December 31, 2010.

5.	Registrant’s Condensed Consolidated Statements of Cash Flows for the Twelve Month Period ended December 31, 2010.

*        *        *         *        *        *

The information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FOURTH QUARTER AND FULL YEAR RESULTS FOR 2010

AND 2011 GUIDANCE

•	2010 fourth quarter:

•	Revenues: $128.4 million

•	GAAP net income per share: $0.11 per share (diluted)

•	GAAP net income from continuing operations per share: $0.17 per share (diluted)

•	Non-GAAP net income from continuing operations per share: $0.30 per share (diluted)

•	2010 full year:

•	Record annual revenues: $529.4 million

•	GAAP net income per share: $0.95 per share (diluted)

•	GAAP net income from continuing operations per share: $1.20 per share (diluted)

•	Non-GAAP net income from continuing operations per share: $1.73 per share (diluted)

•	Operating cash generated from continuing operations: $58.1 million

•	2011 full year and first half guidance:

•	2011 revenues: approximately $560 million

•	2011 GAAP net income margin: 10% of revenues

•	2011 Non-GAAP net income margin: 12.5% of revenues

•	First half revenues: $280 - $300 million

YAVNE, ISRAEL — February 16, 2011 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and year ended December 31, 2010 and is reiterating its guidance for 2011 and providing revenue guidance for the first half of 2011.

Commenting on the results, Rani Cohen, President and Chief Executive Officer, said: “We are very pleased with the Company’s strong results for the year, posting record annual revenues, strong cash flow and net income and expanding our footprint with customers. During the year we increased our investments in the research and development of new products, including inspection and production solutions for both PCB and FPD manufacturers and a new product for the solar energy industry. Orbotech is entering 2011 with an outstanding product portfolio in all areas of our business and very solid orders for each of our leading products. We believe we are well positioned to take advantage of the strong growth in the consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, in the manufacture of which our equipment is essential. This should enable us to maintain our position as a leading provider of yield-enhancing and production solutions for the industries we serve.”

Revenues for the fourth quarter of 2010 totaled $128.4 million, compared to $156.1 million in the third quarter of 2010 and $96.7 million in the fourth quarter of 2009. GAAP net income for the fourth quarter of 2010 was $4.0 million, or $0.11 per share (diluted), compared to GAAP net income of $16.1 million, or $0.45 per share (diluted) for the third quarter of 2010 and a GAAP net loss of $5.4 million, or $0.15 per share, in the fourth quarter of 2009. GAAP net income from continuing operations for the fourth quarter of 2010 was $6.0 million, or $0.17 per share (diluted), compared to GAAP net income from continuing operations of $19.3 million, or $0.54 per share (diluted) for the third quarter of 2010 and a GAAP net loss from continuing operations of $4.6 million, or $0.13 per share, in the fourth quarter of 2009.

Revenues for the year ended December 31, 2010 totaled $529.4 million, compared to $359.3 million in 2009. GAAP net income for the year ended December 31, 2010 was $34.1 million, or $0.95 per share (diluted), compared to a GAAP net loss of $19.9 million, or $0.58 per share, for the year ended December 31, 2009. GAAP net income from continuing operations for the year ended December 31, 2010 was $42.9 million, or $1.20 per share (diluted), compared to a GAAP net loss from continuing operations of $16.0 million, or $0.46 per share, for the year ended December 31, 2009.

1

Non-GAAP net income from continuing operations for the fourth quarter of 2010 was $10.7 million, or $0.30 per share (diluted), compared to non-GAAP net income from continuing operations of $1.9 million, or $0.05 per share (diluted), in the fourth quarter of 2009. Non-GAAP net income from continuing operations for the year ended December 31, 2010 was $61.8 million, or $1.73 per share (diluted), compared to non-GAAP net income from continuing operations of $7.0 million, or $0.20 per share (diluted), for the year ended December 31, 2009.

In the printed circuit board (“PCB”) industry, continuing strong demand for sophisticated consumer end products, primarily tablets, smartphones and other electronic devices, has led to a shortage in high-end PCBs. This has resulted in better-than-expected orders in the fourth quarter for the Company’s PCB inspection and production solutions, in particular the Company’s laser direct imaging tools which have become an essential solution in high-end PCB manufacturing. During the fourth quarter of 2010, the Company introduced and made initial deliveries of its Fusion Series AOI systems. These systems offer significantly improved defect detection over other models, while dramatically reducing false alarm rates. Acceptances were received during the fourth quarter and initial revenues were recorded.

The Company’s flat panel display (“FPD”) business had record revenues for the year. The FPD industry, which during the latter part of 2010 experienced lower capacity utilization rates than had been prevalent in the earlier part of the year, recently began to recover and certain FPD manufacturers have announced plans to invest in new FPD facilities, mainly in China, to support the expected growth in demand for LCD televisions. Additionally, FPD manufacturers are also investing in upgrades of existing facilities to accommodate new and advanced technologies used in the manufacturing of displays for advanced mobile devices. During the fourth quarter, the Company continued to make deliveries of its high performance EVision AOI system for Generation 7.5 to Generation 8.5 substrates and expects to record initial revenues from these systems in the first half of 2011.

The Company is reiterating its previously announced revenue and GAAP net margin guidance for 2011 of approximately $560 million and 10%, respectively; and is providing non-GAAP net margin guidance for 2011 of 12.5% of revenues. Business conditions remain strong and there is a fundamental shift in technology complexity driven primarily by the proliferation of high-end mobile devices such as smartphones and tablets. These trends are reflected in a significant increase in orders for the Company’s laser direct imaging systems with anticipated delivery in the first half of 2011. As a result, the Company expects that revenues in the first half of 2011 will be in the range of $280 - $300 million. However, due to uncertainty about the timing of customer product acceptance of its FPD EVision AOI systems and delivery schedules with respect to our laser direct imaging systems, the Company is not in a position to provide more detailed quarterly guidance, but believes its revenues will be weighted more towards the second quarter.

Sales of equipment to the PCB industry were $50.1 million in the fourth quarter of 2010, compared to $42.4 million in the third quarter of 2010, and $26.0 million in the fourth quarter of 2009. Sales of equipment to the FPD industry were $42.7 million, compared to $80.5 million in the third quarter of 2010, and $40.5 million in the fourth quarter of last year. Sales of character recognition products were $2.5 million in the fourth quarter of 2010, compared to $2.1 million in the third quarter of 2010, and $2.0 million recorded in the fourth quarter of 2009. In addition, service revenue for the fourth quarter of 2010 was $33.1 million, compared to $31.1 million in the third quarter of 2010, and $28.2 million in the fourth quarter of 2009.

The Company completed the quarter with cash, cash equivalents, short-term bank deposits and marketable securities of approximately $184.8 million and debt of $128 million, compared with cash, cash equivalents and marketable securities of approximately $175.8 million and debt of $136 million at the end of the third quarter of 2010. The Company generated cash of $58.1 million from continuing operations in the full year.

2

In October 2010, the Company entered into an agreement with General Electric Company (“GE”) pursuant to which its subsidiary, General Electric Medical Systems Israel Ltd. acquired the assets of Orbotech Medical Solutions Ltd. (“OMS”) for approximately $9 million in cash at closing and up to an additional $5 million in cash, subject to the achievement of certain agreed performance-based milestones. The transaction, which closed on February 10, 2011, also provided for the release of the Company and GE regarding all outstanding disputes between them. In a judgment rendered on February 14, 2011, the court approved the settlement agreement between the parties and dismissed the litigation with prejudice. In addition, as of December 31, 2010, the Company had committed to a plan to divest itself of Orbotech Medical Denmark A/S (“OMD”), although the timing and terms of any such divestiture are subject to market and other conditions. As a result, OMS as well as OMD have been classified as discontinued operations and certain financial data for 2010 and previous fiscal years provided in the financial information disclosed herein have been recast to present OMS and OMD as discontinued operations. The sale of OMS and OMD are not expected to impact the Company’s cash flow from operating activities in any material respect.

Erez Simha, our Chief Financial Officer, has decided to leave Orbotech to pursue other business opportunities, but will remain at Orbotech for an interim period to facilitate an orderly transition. We have a strong financial management team, headed by our Chief Operating Officer, Amichai Steimberg, which will fulfill this role while we actively look for a successor. Mr. Steimberg served as Chief Financial Officer of the Company from 2000 to 2009.

An earnings conference call for the Company’s fourth quarter and full year 2010 results is scheduled for Wednesday, February 16, 2011, at 9:00 a.m. EST. The dial-in number for the conference call is 212-287-1850, and a replay will be available on telephone number 203-369-3227 until March 9, 2011. The pass code is Q4. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a leading global provider of yield-enhancing and production solutions for printed circuit boards (PCBs), which are used in various electronic devices, including smartphones and tablets, and for liquid crystal displays and touch screens. We design, develop, manufacture and market inspection, test and repair and production solutions with PCB and flat panel display (FPD) manufacturers as our main customers. For over 30 years, we have built our global installed base of systems at customers which include leading PCB, as well as virtually all FPD, manufacturers, for whom our solutions are designed to optimize production yields, improve throughput and increase production process cost effectiveness. Orbotech offers a technologically advanced end-to-end solutions portfolio to address yield management at various manufacturing stages for both PCBs and FPDs. Our products include Automated Optical Inspection (AOI) and Repair (AOR), engineering solutions, production and imaging products for PCB manufacturing, as well as AOI, test and repair systems for FPD manufacturing. We also develop and market character recognition solutions, primarily to banks and other financial institutions, for use in check and forms processing. Additionally, we are engaged in the research and development of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. Orbotech maintains its corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities in Israel; and a strong global organizational infrastructure, which includes local management, research and development, logistics, customer service and support, sales, operations and engineering activities. The Company’s extensive network of marketing, sales and customer support teams, located in over 40 offices throughout North America, Europe, the Pacific Rim, China and Japan, delivers its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

3

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the ability to sell OMD in the timeframe anticipated, if at all, and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2009. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

4

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2010

	December 31	December 31
	2010	2009
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	179,503	164,019
Short-term bank deposits	2,780
Accounts receivable:
Trade	153,518	147,894
Other	29,919	27,445
Deferred income taxes	5,913	4,384
Inventories	112,812	94,331
Assets of discontinued operations	12,351	14,325

Total current assets	496,796	452,398

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	2,549	9,969
Funds in respect of employee rights upon retirement	13,017	11,266
Deferred income taxes	12,679	10,164
Other	29	29
Assets of discontinued operations		2,123

	28,274	33,551

PROPERTY, PLANT AND EQUIPMENT, net	24,842	27,208

GOODWILL	12,034	12,034

OTHER INTANGIBLE ASSETS, net	66,395	80,571

	628,341	605,762

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term bank loan	32,000	32,000
Accounts payable and accruals:
Trade	26,535	25,164
Other	55,290	49,154
Deferred income	24,421	17,336
Liabilities of discontinued operations	2,172	4,556

Total current liabilities	140,418	128,210
LONG-TERM LIABILITIES:
Long-term bank loan	96,000	128,000
Liability for employee rights upon retirement	27,501	24,950
Deferred income taxes	2,188	2,010
Other tax liabilities	12,679	10,079

Total long-term liabilities	138,368	165,039

Total liabilities	278,786	293,249

EQUITY:
Share capital	1,758	1,746
Additional paid-in capital	174,940	169,748
Retained earnings	226,809	192,664
Accumulated other comprehensive income	1,454	3,817

	404,961	367,975
Less treasury stock, at cost	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	347,769	310,783
Non-controlling interest	1,786	1,730

Total equity	349,555	312,513

	628,341	605,762

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE TWELVE MONTH AND THREE MONTH PERIODS ENDED DECEMBER 31, 2010

	12 months ended December 31		3 months ended December 31
	2010	2009	2010	2009
	U.S. dollars in thousands (except per share data)
REVENUES	529,355	359,330	128,376	96,681
COST OF REVENUES	312,901	220,202	80,646	58,945

GROSS PROFIT	216,454	139,128	47,730	37,736
RESEARCH AND DEVELOPMENT COSTS—net	78,327	64,106	21,081	17,310
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	66,264	63,598	16,339	17,406
AMORTIZATION OF INTANGIBLE ASSETS	14,176	19,848	3,544	4,962
ADJUSTMENT OF IMPAIRMENT OF GOODWILL		(3,300)

OPERATING INCOME (LOSS)	57,687	(5,124)	6,766	(1,942)
FINANCIAL EXPENSES—net	7,284	11,090	1,295	642

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME	50,403	(16,214)	5,471	(2,584)
INCOME TAX EXPENSE (BENEFIT)	7,397	(372)	(630)	1,933

NET INCOME ( LOSS) FROM CONTINUING OPERATIONS	43,006	(15,842)	6,101	(4,517)
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	8,717	3,914	1,989	778

NET INCOME (LOSS)	34,289	(19,756)	4,112	(5,295)
NET INCOME ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	144	168	126	55

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	34,145	(19,924)	3,986	(5,350)

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME ( LOSS) FROM CONTINUING OPERATIONS	42,862	(16,010)	5,975	(4,572)
LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	(8,717)	(3,914)	(1,989)	(778)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	34,145	(19,924)	3,986	(5,350)

EARNINGS (LOSS) PER SHARE:
INCOME (LOSS) FROM CONTINUING OPERATIONS
BASIC	$1.23	($0.46)	$0.17	($0.13)

DILUTED	$1.20	($0.46)	$0.17	($0.13)

NET INCOME (LOSS)
BASIC	$0.98	($0.58)	$0.11	($0.15)

DILUTED	$0.95	($0.58)	$0.11	($0.15)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE—IN THOUSANDS:
BASIC	34,911	34,501	35,023	34,755

DILUTED	35,778	34,501	35,754	34,755

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

FOR THE TWELVE MONTH AND THREE MONTH PERIODS ENDED DECEMBER 31, 2010

	12 months ended December 31		3 months ended December 31
	2010	2009	2010	2009
	U.S. dollars in thousands (except per share data)
Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	34,145	(19,924)	3,986	(5,350)

Non-operating income (expenses):
Financial expenses—net	(7,284)	(11,090)	(1,295)	(642)
Income tax benefit (expense)	(7,397)	372	630	(1,933)
Net income attributable to the non-controlling interest	(144)	(168)	(126)	(55)
Loss from discontinued operations (1)	(8,717)	(3,914)	(1,989)	(778)

	(23,542)	(14,800)	(2,780)	(3,408)

Reported operating income (loss) on GAAP basis	57,687	(5,124)	6,766	(1,942)
Equity based compensation expenses	4,725	6,445	1,150	1,461
Amortization of intangible assets	14,176	19,848	3,544	4,962
Adjustment of impairment of goodwill (2)		(3,300)

Non-GAAP operating income	76,588	17,869	11,460	4,481
Non-operating expenses	(23,542)	(14,800)	(2,780)	(3,408)
Loss from discontinued operations (1)	8,717	3,914	1,989	778

Non-GAAP net income from continuing operations	61,763	6,983	10,669	1,851

Non-GAAP net income from continuing operations per diluted share	$1.73	$0.20	$0.30	$0.05

Shares used in net income from continuing operations per diluted share calculation-in thousands	35,778	35,076	35,754	35,662

(1)	The loss from discontinued operations, net of tax, was attributable to the re-classification during 2010 of Orbotech Medical Solutions Ltd. and Orbotech Medical Denmark A/S as discontinued operations.
(2)	The adjustment of impairment of goodwill of $3.3 million recorded in June 2009 represents additional consideration from the sale of Salvador Imaging which was owned by PDI at the time of the PDI acquisition in 2008.

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2010

	12 months ended December 31
	2010	2009
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	34,289	(19,756)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from discontinued operations	8,717	3,914
Depreciation and amortization	23,665	29,977
Compensation relating to equity awards granted to employees and others—net	4,725	6,445
Increase (decrease) in liability for employee rights upon retirement	2,589	(2,633)
Deferred income taxes	(3,865)	(531)
Provision for restructuring expenses and non-cash expenses in respect of restructuring		(3,169)
Loss from sales and write down of marketable securities	1,252	2,866
Adjustment of impairment of goodwill		(3,300)
Other, including capital loss (gain)	(1,147)	38
Decrease (increase) in accounts receivable:
Trade	(5,755)	30,882
Other	(4,674)	7,850
Increase (decrease) in accounts payable:
Trade	1,434	(9,852)
Deferred income and other	15,870	(11,965)
Decrease (increase) in inventories	(19,018)	23,377

Net cash provided by operating activities—continuing operations	58,082	54,143
Net cash used in operating activities—discontinued operations	(8,972)	(1,134)

Net cash provided by operating activities	49,110	53,009
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(6,752)	(3,670)
Earn out income		3,300
Placement of bank deposits	(2,780)
Sales of marketable securities	6,742	9,894
Proceeds from disposal of property, plant and equipment	20
Decrease (increase) in funds in respect of employee rights upon retirement	(617)	1,236

Net cash provided by (used in) investing activities—continuing operations	(3,387)	10,760
Net cash used in investing activities—discontinued operations	(268)	(229)

Net cash provided by (used in) investing activities	(3,655)	10,531
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan	(32,000)
Repayment of long-term liability		(2,667)
Employee stock options excercised	902	1,408
Acquisition of non-contolling interest	(511)

Net cash used in financing activities	(31,609)	(1,259)
Currency translation adjustments on cash and cash equivalents	(220)	(175)

NET INCREASE IN CASH AND CASH EQUIVALENTS	13,626	62,106
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	167,233	105,127

CASH AND CASH EQUIVALENTS AT END OF PERIOD	180,859	167,233
LESS—CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS AT END OF PERIOD	1,356	3,214

CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF PERIOD	179,503	164,019

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles; (iii) our discontinued operations and/or (iv) a gain representing additional consideration from the sale of Salvador Imaging, Inc. which was owned by Photon Dynamics Inc. (“PDI”) at the time of the PDI acquisition in 2008. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income (loss), net income (loss) attributable to Orbotech Ltd. or earnings (loss) per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a detailed explanation of the adjustments made to comparable GAAP measures, the reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, in-process research and development charges and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they do not include certain recurring items as described below and because they do not reflect certain cash expenditures that are required to operate the Company’s business, such as interest expense and taxes. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. For more information about these items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Erez Simha
Erez Simha Corporate Vice President and Chief Financial Officer

Date: February 17, 2011